Filed by ON Semiconductor Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Catalyst Semiconductor, Inc.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and Catalyst Semiconductor (“Catalyst Semiconductor”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and Catalyst Semiconductor as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or Catalyst Semiconductor’s control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2008, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and Catalyst Semiconductor’s Annual Report on Form 10-K as filed with the SEC on July 3, 2008, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of Catalyst Semiconductor SEC filings. These forward-looking statements should not be relied upon as representing ON’s or Catalyst Semiconductor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and Catalyst Semiconductor. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement of Catalyst Semiconductor and a Prospectus of ON, and each of ON and Catalyst Semiconductor plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Catalyst Semiconductor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and Catalyst Semiconductor through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from Catalyst Semiconductor by directing a request to Catalyst Semiconductor, Inc., 2975 Stender Way, Santa Clara, CA 95054, Attention: Investor Relations (telephone: (408) 542-1200) or going to Catalyst Semiconductor’s corporate website at www.catsemi.com.

ON and Catalyst Semiconductor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in ON’s annual proxy statement filed with the SEC on April 4, 2008, as supplemented a Current Report on Form 8-K filed with the SEC on March 17, 2008. Information regarding Catalyst Semiconductor’s directors and executive officers is contained in Catalyst Semiconductor’s annual proxy statement filed with the SEC on August 24, 2007. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below is an electronic communication sent by Keith Jackson, ON’s President and Chief Executive Officer, to ON’s employees on July 17, 2008 regarding ON’s proposed acquisition of Catalyst. This electronic communication was also posted on ON’s internal website.

Message to All Employees

Dear fellow employees,

Today we announced the signing of a definitive agreement for ON Semiconductor to acquire Catalyst Semiconductor. Although we do not expect the transaction to close until the fourth quarter of 2008, we are very excited about the potential benefits of this announcement.

Benefits of the deal

•

With the combination of ON Semiconductor’s global footprint, effective channels of distribution, and top-tier customer relationships, ON Semiconductor expects to be able to support a broader and deeper penetration of Catalyst’s overall product portfolio

•	Catalyst employees will be a positive addition to the 14,000 ON Semiconductor employees
•	The acquisition of Catalyst Semiconductor will add to our high gross margin analog and mixed signal products offerings
•	Catalyst’s EEPROM technology will strengthen ON Semiconductor’s ASIC and power products capabilities expanding ON Semiconductor’s ability to more comprehensively address its customers’ needs
•	The EEPROM segment provides a new total available market (TAM) opportunity for ON Semiconductor of approximately $800 million to $1 billion
•	Catalyst Semiconductor’s strong portfolio offering should benefit from ON Semiconductor’s integrated manufacturing capabilities.
•	This acquisition also further enhances the utilization of the Gresham facility

Next Steps

If you have questions about this announcement or the status of our integration, I encourage you to speak with your manager, visit The Connection, the employee intranet, or read The Circuit, the employee newsletter.

Thanks to all of you for your ongoing efforts to serve our customers, shareholders and fellow employees. As we continue down the path of becoming the premier supplier of high performance energy efficient silicon solutions worldwide, it will take the combined efforts of the more than 14,000 employees to make our vision a reality.

Keith Jackson

President and CEO